Opinion of Counsel



June 25, 2003



IDS Life Series Fund, Inc.
200 AXP Financial Center
Minneapolis, Minnesota  55474

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of IDS Life Series Fund, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.

Sincerely,



/s/ Mary Ellyn Minenko
----------------------
    Mary Ellyn Minenko
    Counsel